UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

StepStone Private Markets

(Name of Subject Company (Issuer))

StepStone Private Markets

(Name of Filing Person(s))

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kimberly Zeitvogel

StepStone Group Private Wealth LLC

128 S. Tryon Street, Ste. 1600

Charlotte, NC 28202

(704) 215-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Richard Horowitz, Esq.

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on August 11, 2023 by StepStone Private Markets (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in an amount up to 5% of the outstanding shares of the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (b) and (c) to the Statement on August 11, 2023.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 4:00 p.m., Eastern Time, on September 15, 2023.

2. Valuation Date of the Shares tendered pursuant to the Offer was September 15, 2023.

3. The net asset value of the Shares tendered pursuant to the Offer were calculated as of September 15, 2023 in the amount of $19,666,552.82 for Class I Shares, $594,681.88 for Class D Shares and $163,818.24 for Class S Shares.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Twenty-four (24) Class I Shareholders and four (4) Class D Shareholders whose tenders were accepted for purchase by the Fund did not tender their entire Shares. Thirty (30) Class I Shareholders, two (2) Class D Shareholders and two (2) Class S Shareholders whose tenders were accepted for purchase by the Fund tendered all of their Shares held in the Fund; therefore, the Fund paid the Shareholders 100% of the Shareholder’s unaudited net asset value of the Shares tendered less an early repurchase fee with respect to certain Shares. The payments were wired to the account designated by each Shareholder in their Letter of Transmittal on September 18, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEPSTONE PRIVATE MARKETS

By:	/s/ Kimberly Zeitvogel
Name:	Kimberly Zeitvogel
Title:	Treasurer and Principal Financial Officer

September 19, 2023